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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                 5 November 2002


                               PREMIER FARNELL PLC
                               -------------------


                               PREMIER FARNELL PLC
                               -------------------
                  (Translation of registrant's name in English)

                     150 Armley Road, Leeds, West Yorkshire
                                LS12 2QQ, England
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F    X            Form 40-F ___
                                       ---

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes ___                   No  X
                                                        ---

                      If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-........











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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            PREMIER FARNELL PLC
                                                (Registrant)


Date:   November 5, 2002                    By: /s/ Steven Webb
                                                -------------------------------
                                                Steven John Webb
                                                Group Company Secretary and
                                                General Counsel

































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                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)   Name of company

PREMIER FARNELL PLC

2)   Name of shareholder having a major interest

HBOS PLC AND ITS SUBSIDIARIES

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is

a    holding of that person's spouse or children under the age of 18

NOT DISCLOSED

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Chase Nominees Ltd 1105                     1,258,927
Morgan Nominees Limited HLBA                  215,619
Morgan Nominees Limited HLFO                  189,886
Morgan Nominees Limited HPBA                    9,304
Morgan Nominees Limited HPFO                    7,325
Morgan Nominees Limited HXLFE                 230,907
Morgan Nominees Limited HXPEN                   9,133
CMI UK Tracker Fund UKTRA0                     10,600
Chase Nominees Ltd WPUKEQ                  12,403,087


5)   Number of shares/amount of stock acquired

NOT DISCLOSED

6)   Percentage of issued class

-

7)   Number of shares/amount of stock disposed

NOT DISCLOSED

8)   Percentage of issued class

-

9)   Class of security

ORDINARY SHARES OF 5 PENCE EACH

10)  Date of transaction

NOT DISCLOSED

11)  Date company informed

5 November 2002

12)  Total holding following this notification

14,334,788

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13)  Total percentage holding of issued class following this notification

3.96%

14)  Any additional information



15)  Name of contact and telephone number for queries

STEVEN WEBB
COMPANY SECRETARY
PREMIER FARNELL PLC
150 ARMLEY ROAD
LEEDS
LS12 2QQ
TEL: 0113 387 5277

16) Name and signature of authorised company official responsible for making this notification

STEVEN WEBB
COMPANY SECRETARY

     Date of notification: 5 November 2002






























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